ViewTrade Securities, Inc.

7280 W. Palmetto Park Road, Suite 105

Boca Raton, Florida 33433

November 24, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	ReTo Eco-Solutions, Inc.
Request for Acceleration of Registration Statement, as amended, on Form F-1
File No. 333-219709

Ladies and Gentlemen:

In accordance with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of ReTo Eco-Solutions, Inc. that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on Tuesday, November 28, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from November 13, 2017 to the date of this letter, the preliminary prospectus, dated November 13, 2017, in connection with the Registration Statement was distributed approximately as follows:

Copies to underwriters:	75
Copies to prospective dealers:	25
Copies to prospective institutional investors:	0
Copies to prospective retail investors and others:	225
Total:	325

The Representative confirms on behalf of itself and the several underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

VIEWTRADE SECURITIES, INC.,

As Representative of the several Underwriters

By:	/s/ Douglas Aguililla
Name:	Douglas Aguililla
Title:	Director

[Signature Page to Representative Acceleration Request]